VIA EDGAR

June 8, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.

Mail Stop 3010
Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Matlin & Partners Acquisition Corporation
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 24, 2016
CIK No. 0001670349

Dear Ms. Ransom:

On behalf of Matlin & Partners Acquisition Corp., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 6, 2016, regarding the Company’s amended Draft Registration Statement on Form S-1, originally submitted to the Commission on a confidential basis on April 21, 2016 and resubmitted on May 24, 2016 (“Registration Statement”). We have also today submitted to the Commission a second amended Draft Registration Statement on Form S-1 reflecting the Staff’s comments.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Business Strategy, page 3

1.	We note your response to comment 5. Please provide support for your statement that management has experience creating shareholder value, and provide additional context for this assertion, including any external factors that may have influenced any accretion in shareholder value. Alternatively, please revise your disclosure to state that it’s management’s belief that they have experience creating shareholder value.

In response to the Staff’s comment, we have revised the disclosure to remove the reference to shareholder value.

Our Acquisition and Investment Process, page 5

2.	We note your disclosure that you will not pursue an initial business combination with a portfolio company of Matlin Patterson or its affiliates. We also note your disclosure that you will target companies with exposure to the materials, metals, mining and/or energy sectors. Please disclose the number of portfolio companies of MatlinPatterson or its affiliates that operate in the industry sectors that you plan to target.

In response to the Staff’s comment, we have revised the indicated disclosure.

Permitted purchases of public shares by our affiliates, page 16

3.	We note your response to comment 9 and your amended disclosure. Please disclose whether there is any limit to the amount of shares your initial shareholders may purchase in order to secure a stockholder approval for a proposed combination.

In response to the Staff’s comment, we have revised the indicated disclosure.

4.	Please clarify here and throughout your prospectus that you intend to use substantially all interest earned for taxes and will likely only return $10.00 per share upon redemption or liquidation.

In response to the Staff’s comment, we have revised the indicated disclosure throughout the prospectus.

Dividend Policy, page 59

5.	Please disclose here and on page 121 the 1.2-for-1 stock split in the form of a dividend issued in May 2016.

In response to the Staff’s comment, we have revised the indicated disclosure.

We thank the Staff in advance for its consideration of the amended Registration Statement. Should you have any questions regarding the foregoing, please contact my attorney, Stuart Neuhauser, Esq., at (212) 370-1300.

Sincerely,

/s/ David J. Matlin

David J. Matlin

cc:	Stuart Neuhauser, Esq.